Exhibit 16.1

October 5, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated October 5, 2009 of Raptor Pharmaceutical Corp. (formerly TorreyPines Therapeutics, Inc.) and are in agreement with the statements contained in paragraph two of Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/Ernst & Young LLP